



Paths of Rhythm LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $124,000

Offering End Date: December 11, 2025

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Paths of Rhythm LLC

Founded: February 5, 2024

Address: 1900 Telegraph Ave
Oakland, CA 94612

Industry: Limited-Service Restaurants

Employees: 16

Website: https://www.goldpalmoakland.com/

Use of Funds Allocation:

If the maximum raise is met:

$66,340 (53.50%) – of the proceeds will go towards working capital- equipment upgrades and operating expenses

$50,220 (40.50%) – of the proceeds will go towards debt refinance- consolidation of high interest credit card balances

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3,735 Followers





Business Metrics:

	FY24	YTD 9/28/2025
Total Assets	$591,015	$578,652
Cash & Cash Equivalents	$49,899	$30,217
Accounts Receivable	$0	$0
Short-term Debt	$98,299	$196,381
Long-term Debt	$117,910	$100,268
Revenue	$175,853	$583,148
Cost of Goods Sold	$60,028	$138,329
Taxes	$0	$0
Net Income	-$165,194	-$191,803

Recognition:

Paths of Rhythm LLC (DBA Gold Palm) opened in early October 2024. Co-owners Shirin Raza and Daniel Gahr hope that, by reactivating this space on an important Oakland corner across the street from the historic Fox Theater, they can build some positive momentum in the effort to revitalize the Uptown/Downtown nightlife district as a whole. They are inspired every day by the resiliency of its residents and business owners. With Gold Palm, they work hard to provide a space that their community deserves; a safe, inclusive and welcoming space where folks can unwind, connect and be in community. In their first year they were honored to receive a lot of extremely positive press attention including, being featured on the cover of East Bay Magazine.

About:

Paths of Rhythm LLC (DBA Gold Palm) is an upbeat, tropically hued oasis in one of Oakland's most dynamic nightlife neighborhoods. Along with their speakeasy Moonglow, they serve creative cocktails, hyper-local beer and wine and unique bites inspired by co-owner Shirin's Pakistani heritage.

For more information, contact our Customer Support Team at support@thesmbx.com

